Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-126811

August 9, 2007

iPathSM Exchange Traded Notes Trading Strategy Report
May 2007 - Data provided by ArcaVision

Exchange Traded Note	Ticker	Yearly Fee (bps)	Spread ($)	Spread (bps)	Avg. Quote Size (sh)	Avg. Quote Size ($)	Avg. Order Size ($)	Close Price ($)	Shares Outstanding (000s)	Market Cap ($M)	Volatility (%)	Avg. Daily Vol. (sh)	Avg. Daily Vol. ($M)	Pri. Mkt. Share (%)	Short Interest (%)
iPathSM MSCI India IndexSM ETN	INP	89	0.04	6.2	6,000	$376,000	$44,000	$60.31	6,146	$370.7	30.8%	676,000	$39.1	75%	9%
iPathSM Dow Jones-AIG Commodity Index Total ReturnSM ETN	DJP	75	0.03	5.5	9,000	$470,000	$35,000	$51.52	32,881	$1,694.0	13.4%	212,000	$10.9	81%	1%
iPathSM S&P GSCITM Crude Oil Total Return Index ETN	OIL	75	0.02	6.8	16,000	$565,000	$25,000	$35.79	2,556	$91.5	26.0%	156,000	$5.6	20%	1%
iPathSM S&P GSCITM Total Return Index ETN	GSP	75	0.12	29.4	5,000	$210,000	$37,000	$41.59	3,992	$166.0	17.1%	57,000	$2.4	40%	2%
iPathSM JPY/USD Exchange Rate ETN	JYN	40	0.02	4.3	9,000	$461,000	$12,000	$49.18	1,272	$62.6	5.2%	3,000	$0.2	100%	6%
iPathSM EUR/USD Exchange Rate ETN	ERO	40	0.04	8.0	5,000	$233,000	$7,000	$49.75	922	$45.9	4.2%	2,000	$0.1	100%	0%
iPathSM CBOE S&P 500 BuyWrite IndexSM ETN	BWV	75	0.05	10.3	4,000	$221,000	$15,000	$50.31	300	$15.1	6.2%	1,000	$0.1	100%	0%
iPathSM GBP/USD Exchange Rate ETN	GBB	40	0.04	8.0	5,000	$242,000	$11,000	$49.81	300	$14.9	0.0%	100	$0.0	100%	0%

Field Definitions (in order of fields above):

Investor Fee (bps) - The investor fee is calculated cumulatively based on the Yearly Fee and the performance of the underlying index or currency exchange rate and increases each day based on the level of the index or currency exchange rate on that day. Because the investor fee reduces the amount of your return at maturity or upon redemption, if the value of the underlying decreases or does not increase significantly, you may receive less than the principal amount of your investment at maturity or upon redemption. For a more complete description of how the investor fee is calculated, please see the applicable product page and Pricing Supplement at www.iPathETN.com. When redeeming units of the iPath MSCI India Index ETN, a redemption charge of 0.125% times the weekly redemption value will apply. The redemption charge is a one-time charge imposed upon early redemption and is intended to allow the issuer to recoup brokerage and other transaction costs incurred in connection with early redemption.

Spread ($) - The difference in the volume-weighted average bid and offer for all executed orders less than 10,000 shares. Measure of the average cost an investor pays for each share.

Spread (bps) - The difference in the volume-weighted average bid and offer for all executed orders less than 10,000 shares. Calculation: Spread ($) divided by Weighted Volume Avg. Price ($)

Avg. Quote Size (sh) - The average quoted depth in shares available at the national best bid and offer. (This provides a true representation of the aggregated size in shares at the inside.)

Avg. Quote Size ($) - The average quoted depth in dollars available at the national best bid and offer. (This provides a true representation of the aggregated size in dollars at the inside.)

Avg. Order Size ($) - The average dollar amount of an order. Calculation: Order Size (shares) multiplied by Volume Weighted Average Price ($)

Close Price ($) - The last trade on the last trading day of the month.

Shares Outstanding (000s) - The total shares outstanding for the note.

Market Cap ($) - Market capitalization of the note.

Volatility (%) - The standard deviation or measure of the relative price change of the month’s closing prices.

Avg. Daily Volume (sh) - The average daily closing composite volume in shares during the month.

Avg. Daily Volume ($M) - The average daily closing composite volume in millions of dollars during the month.

Primary Market Share (%) - Market share of volume on the primary listed market.

Short Interest % - Percent of the short positions to total shares. Could be used to follow market sentiment, liquidity, & order flow. Calculation: Short interest position divided by total shares outstanding. Short interest is a snapshot of the number of short positions settled as of the 15th of each month or the prior business day if the 15th is not a business day. The short interest positions used in this report include the last half of the stated month plus the first half of the following month.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, uncertain principal repayment, and illiquidity. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer, and on the dates on which you may redeem them, as specified in the applicable prospectus. Sales in the secondary market may result in significant losses. Brokerage commissions will reduce returns. The trading prices of the Securities will reflect changes in their intrinsic value as well as market supply and demand, among other factors.

“Dow Jones®,” “AIG®,” “Dow Jones-AIG Commodity Index Total ReturnSM,” “DJAIGCISM” and “Dow Jones–AIG Commodity IndexSM” are registered trademarks or servicemarks of Dow Jones & Company, Inc. (“Dow Jones”), and American International Group, Inc. (“AIG”), as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC for the Securities. The Securities based on the Dow Jones–AIG Commodity Index Total ReturnSM are not sponsored, endorsed, sold or promoted by Dow Jones, AIG Financial Products Corp. (“AIG-FP”), AIG, or any of their respective subsidiaries or affiliates and none of Dow Jones, AIG-FP, AIG, or any of their respective subsidiaries or affiliates makes any representation regarding the advisability of investing in such Securities.

The MSCI indexes are the exclusive property of Morgan Stanley Capital International Inc. (“MSCI”). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by Barclays Bank PLC. The financial securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such financial securities. The Pricing Supplement contains a more detailed description of the limited relationship MSCI has with Barclays Bank PLC and any related financial securities. No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

“Standard & Poor’s®,” “S&P®,” “GSCI®,” “S&P® GSCI®,” “S&P® GSCI® Index,” “S&P® GSCI® Total Return Index,” “S&P® GSCI® Crude Oil Total Return Index” and “S&P® GSCI® Commodity Index” are trademarks or service marks of The McGraw-Hill Companies, Inc. and have been licensed for use by Barclays Bank PLC in connection with the Securities. The S&P® GSCI® Index, the S&P® GSCI® Total Return Index, the S&P® GSCI® Crude Oil Total Return Index, and S&P® GSCI® Commodity Index are not owned, endorsed, or approved by or associated with Goldman Sachs & Co. or its affiliated companies. The Securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. or any of its affiliates (“Standard & Poor’s”).Standard & Poor’s does not make any representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the S&P® GSCI® Index or any of its subindexes to track general commodit “Standard & Poor’s® ,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500,” and “500” are trademarks of Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and “BuyWrite” and “CBOE” are trademarks of the Chicago Board Options Exchange, Incorporated (“CBOE”). These marks have been licensed for use by Barclays Bank PLC. The Securities are not sponsored, endorsed, sold or promoted by Standard &Poor’s or CBOE and Standard &Poor’s and CBOE make no representation regarding the advisability of investing in the Securities.

© 2007 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are servicemarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. 5069-iP-0807

NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE